SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-12396

NOTIFICATION OF LATE FILING

(Check One):	☐ 10-K	☐ 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:  June 30, 2010

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

     For the Transition Period Ended:_______________________

  Read attached instruction sheet before preparing form. Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

PART I
REGISTRANT INFORMATION

THE BEARD COMPANY
Full name of registrant

Former name if applicable

Harvey Parkway 301 N.W. 63rd, Suite 400
Address of principal executive office (Street and number)

Oklahoma City, Oklahoma 73116
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Beard Company (the “Company”) is in the process of finalizing certain disclosures in the footnotes to the consolidated financial statements.  As a result of delays in closing the books of accounts of a related entity in which the Company has a material equity investment more time is needed to prepare complete and accurate consolidated financial statements.

The issues involved could not be resolved in time to meet the required filing deadline.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Herb Mee, Jr. President - Chief Financial Officer	405	842-2333
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates there will be a significant change in results of operations from the six months ended June 30, 2009 to the six months ended June 30, 2010.  The Company presently anticipates that its results of operations for the six months ended June 30, 2010 will reflect a loss of $1,747,000 compared to earnings of $4,858,000 for the six months ended June 30, 2009.  The primary reasons for the $6,605,000 deterioration in operating results are (i) a $4,897,000 gain from the sale of the remaining portion of the Company’s interest in a material income-producing asset in April of 2009 without any gain in the first half of 2010, and (ii) the receipt of a litigation settlement in the amount of $832,000 in June of 2009, again, without a similar event in 2010.  Declines in revenues and increases in operating expenses accounted for the remainder of the difference.

SIGNATURE

THE BEARD COMPANY has authorized this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BEARD COMPANY (Registrant)

By: /s/ Herb Mee
Date: August 16, 2010	Herb Mee President - Chief Financial Officer